SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  May, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

STANDARD & POOR’S RAISES VCP’S RATING TO ‘BBB’

São Paulo May 31, 2007 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE: VCP; BOVESPA: VCPA4) announces that Standard & Poor’s Ratings Services (S&P) upgraded VCP’s foreign and local currency global scale corporate credit rating to “BBB from BBB-”, strengthening the investment grade rating category. The outlook is stable.

The rating reflects the company solid and long-standing track record of financial performance coupled with the reduced country risks and better economic prospects for Brazil.

The upgrade is also supported by the steady ongoing and increasing export base of VCP which guarantees its strong capacity to service debt and which should be strengthened by the relevant cash generation originated from the Três Lagoas project from 2009 onwards.

Additionally, the Brazilian forest product industry shows positive long term trends where VCP is highly competitive positioned with one of the lowest pulp production costs in the world and contributing to prudent growth prospects through organic expansions.

“This is great news for VCP that continuously seeks the improvement of its economic performance attached to its strong commitment to sustainability”, said VCP’s CFO Valdir Roque.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 05/31/2007

	By:	/s/ Valdir Roque
	Name:	Valdir Roque
	Title:	Chief Financial Officer